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                            November 2, 2023

       Charles Nader
       Chief Executive Officer
       DOC.COM INC.
       408 Broadway
       New York, NY 10013

                                                        Re: DOC.COM INC.
                                                            Offering Statement
on Form 1-A
                                                            Filed October 11,
2023
                                                            File No. 024-12337

       Dear Charles Nader:

                                                        We have reviewed your
offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Form 1-A filed October 11, 2023

       Cover Page

   1. We note that you have a dual class capital structure with Class B common stock having 20 votes per share, and
that your Chief Executive Officer Charles Nader will have majority voting control of the
company. Please revise your cover page disclosure to discuss the dual class nature of
your capital structure and to quantify the voting control that Mr.
                                                        Nader will have
following completion of the offering. In addition, revise your risk factor disclosure to address
the risks associated with a dual class capital structure and management's voting
control of the company.
       Use of Proceeds, page 12

   2. Please disclose whether or not the proceeds from this offering will be used to compensate the company's officers
or directors. Refer to Instruction 2 to Item 6 of Form 1-A.
 Charles Nader
FirstName
DOC.COMLastNameCharles   Nader
           INC.
Comapany 2,
November  NameDOC.COM
             2023        INC.
November
Page 2    2, 2023 Page 2
FirstName LastName

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
14

3. Please revise this section to provide more detailed disclosure regarding your financial condition and results of operations, and provide all of the disclosures required by Item 9 of Form 1-A.
Business, page 18

4. Please revise the description of your business to address the following:
             Please disclose your current stage of business development. For example, disclose whether you have developed the app through which customers will speak with healthcare professionals. Disclose whether you have signed any agreements for the employment of doctors for your app.
             To the extent material, please disclose here and in your risk factors risks pertaining to cybersecurity.
             Please describe how you will structure the service fee for appointments that run longer than 15 minutes. For example, disclose whether you will charge customers per minute or at a flat rate.
             Please disclose who your "pharmacy partner" is. If you do not yet have a pharmacy partner, please revise your disclosure to clarify that, and disclose where you are in the process of finding one. Please also disclose how you anticipate obtaining special prices from your pharmacy partner(s).
             Please describe the relationship between you and the physicians, psychologists, and veterinarians on your app. Disclose how you will compensate them for their services, and how you anticipate offering free 15 minute consultations will affect the profitability of the arrangement.
             Please discuss your planned revenue stream of selling over-the-counter products in more detail. For example, describe whether you intend to purchase such products in bulk, and where you intend to store such products. Describe the advantages to customers in purchasing such products from you, versus from a traditional retail pharmacy.
Principal Shareholders, page 21

5. Please revise your beneficial ownership table to include Class B common stock, as it appears to be a voting stock. Refer to Item 12 of Form 1-A. Notes to the Financial Statements
Note 5 - Shareholders' Equity, page 37

6. Please update your disclosure that, "as of December 31, 2022, no Class B Common shares have been issued" to reflect that you have 15,000,000 shares of Class B common stock outstanding as of the date of the offering circular.
 Charles Nader
DOC.COM INC.
November 2, 2023
Page 3
General

7. Please provide a currently dated consent from your independent public accounting firm.
8. Please revise to include the disclosure required by Item 13 of Form 1-A, or tell us why it is not required.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Lauren Pierce at 202-551-3887 or Matthew Derby at 202-551-3334 with any other questions.



                                                             Sincerely,
FirstName LastNameCharles Nader
                                                             Division of
Corporation Finance
Comapany NameDOC.COM INC.
                                                             Office of
Technology
November 2, 2023 Page 3
cc:       Andy Altahawi
FirstName LastName